UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
  EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
  SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

  Commission file number 001-15749

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliance Data Systems
401(k) and Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, Texas 75024

Alliance Data Systems 401(k) and Retirement Savings Plan

Financial Statements and Supplemental Information
Years Ended December 31, 2012 and 2011

*       All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Alliance Data
Systems Corporation, Compensation Committee of
the Board of Directors and Plan Administrator
of the Alliance Data Systems 401(k) and
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Alliance Data Systems 401(k) and Retirement Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

Columbus, Ohio
June 27, 2013

Alliance Data Systems 401(k) and Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets:

Investments at fair value	$ 342,673,058	$ 283,102,178
Cash	135,458	1,320,150

Receivable for contributions:
Employer	11,046,784	8,858,989
Participants	180,218	-
Total contributions receivable	11,227,002	8,858,989

Notes receivable from participants,
net of allowance for defaulted loans	6,265,829	5,786,313
Due from brokers	235,550	175,707
Accrued fees	29,086	123,342
Total assets	360,565,983	299,366,679

Liabilities:

Administrative fees payable	124,077	133,286
Due to broker	281,385	1,311,236
Total liabilities	405,462	1,444,522

Net assets reflecting investments at fair value	360,160,521	297,922,157

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(299,310)	(319,040)

Net assets available for benefits	$ 359,861,211	$ 297,603,117

See accompanying notes.

Alliance Data Systems 401(k) and Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2012 and 2011

	2012	2011
Additions:
Investment income (loss):
Net appreciation (depreciation) in
fair value of investments	$ 36,932,661	$ (5,367,634)
Interest and dividends	6,990,394	3,415,865
Fee income	235,237	524,236
Total investment income (loss)	44,158,292	(1,427,533)

Interest on notes receivable from participants	316,978	289,164

Contributions:
Employer	24,239,806	19,743,560
Participants	27,752,147	22,876,185
Rollovers	5,351,928	12,881,077
Other	-	3,301
Total contributions	57,343,881	55,504,123

Total additions	101,819,151	54,365,754

Deductions:
Distributions to participants	38,976,911	21,261,306
Administrative expenses	584,146	636,201
Total deductions	39,561,057	21,897,507

Net increase	62,258,094	32,468,247

Net assets available for benefits:
Beginning of year	297,603,117	265,134,870

End of year	$ 359,861,211	$ 297,603,117

See accompanying notes.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

1.      Description of the plan

General

The Alliance Data Systems 401(k) and Retirement Savings Plan (the "Plan") is a defined contribution plan covering certain employees of ADS Alliance Data Systems, Inc. (“ADSI”) and its affiliates (the "Employer"). Employees of the Employer that are 21 years of age or more are generally eligible to participate immediately. Seasonal, temporary, and on-call employees who perform more than 1,000 hours of service within one year are also eligible.

The Plan was amended, to, among other things, allow for Roth elective deferrals as of November 1, 2012.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.

Contributions

Employer’s Contributions

The Employer may authorize a discretionary profit sharing contribution (“Profit Sharing Contribution”) for eligible classes of employees, which will be a specified percentage of the participant’s compensation and may be integrated with Social Security to the extent permitted under the Internal Revenue Code (“Code”). To be eligible, a participant must not have separated from service as of the end of the Plan year unless due to death, total and permanent disability, or retirement on or after normal retirement age. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Code. The annual compensation limit for the Plan years ended December 31, 2012 and 2011 was $250,000 and $245,000, respectively.

The Profit Sharing Contribution for the years ended December 31, 2012 and 2011 was $10,771,581 and $8,863,669, respectively.

The Employer will provide a 100% matching contribution on the first 3% and 50% on the next 2% of a participant’s voluntary contributions based on a payroll period basis for participants who have completed either 180 days of uninterrupted service with the Employer or a year of eligibility service, which ever occurs first. As of the end of the Plan year, the Employer will provide a true up matching contribution based on the above percentages, voluntary contributions, and compensation for the Plan year.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

1.      Description of the plan (continued)

Participant’s Voluntary Contributions

A participant may elect to make a voluntary tax-deferred or after-tax contribution of 1% to 85% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Code adjusted annually ($17,000 and $16,500 at December 31, 2012 and 2011, respectively). Effective November 1, 2012 a Roth 401(k) option was added to the Plan. Sections 401(k)(3) and 401(m)(3) of the Code may limit the voluntary contribution.

A participant age 50 and over before the close of the Plan year may elect a catch-up voluntary tax-deferred or after-tax contribution up to $5,500 for the Plan years ended December 31, 2012 and 2011.

Investment options

The participants direct the investment of their own and the Employer’s contributions into various investment options offered by the Plan. The Plan currently offers nineteen mutual funds, one common collective trust, self-directed brokerage accounts, and the Employer’s common stock (“Employer Securities”) as investment options.

Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses. Allocations are based on the participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

A participant is fully and immediately vested for voluntary, rollover, and Employer matching contributions provided after December 31, 2004, and is credited with a year of vesting service in the Employer’s other contributions for each Plan year that the participant is credited with at least 500 hours of service.

A summary of vesting percentages relating to the Employer’s Profit Sharing Contributions follows:

For all associates employed as of or subsequent to January 1, 2007:

Years of vested service	Percentage
Less than 3 years	0%
3 years	100

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

1.      Description of the plan (continued)

For all associates terminated prior to January 1, 2007:

Years of vested service	Percentage
Less than 3 years	0%
5 years	100

A summary of vesting percentages relating to Employer's matching contributions provided prior to December 31, 2004 follows:

Years of vested service	Percentage
Less than 1 year	0%
1 year	20
2 years	40
3 years	60
4 years	80
5 years	100

Payment of benefits

The full value of participants' accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants' accounts, to the extent vested, become payable. Those participants with vested account balances greater than $1,000 have the option of leaving their accounts invested in the Plan until age 70 1/2. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan or individual retirement account specified by the participant.

In service withdrawals

A participant may elect to withdraw an amount in cash from the participant’s after-tax account and their rollover account.

A participant, upon reaching age 59 1/2, may withdraw up to 100% of the participant’s vested account balance.

A participant may elect a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

1.      Description of the plan (continued)

Participant loans

Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account with repayment made from payroll deductions. All loans become due and payable in full upon a participant’s termination of employment with the Employer. The borrowing is a separate earmarked investment of the participant’s account. Interest on the borrowing is based on the prime interest rate as reported in the Wall Street Journal on the first business day of the month in which the loan occurs plus two percent.

Amounts allocated to participants withdrawn from the Plan

There were $74,811 and $148,275 allocated, but not yet paid, to participants withdrawn from the Plan at December 31, 2012 and 2011, respectively.

Forfeitures

Forfeitures are used to reduce the Employer contributions. Forfeitures of $311,720 and $603,277 were used to reduce contributions for the years ended December 31, 2012 and 2011, respectively. There were no unused forfeitures at December 31, 2012 and 2011.

Fee Income

Revenue sharing and sub transfer fees received are credited to an administrative account and can be used to reduce administrative fees charged to participants. These fees are reported in the Plan’s financial statements as fee income. During 2012 and 2011, the Plan used $112,059 and $514,470, respectively, to reduce fees charged directly to participants’ accounts. As of December 31, 2012 and 2011, there was unused fee income of $151,933 and $281,127, respectively. These balances represent unallocated amounts.

Expenses

Expenses, excluding those paid directly by the Employer, are deducted from participants’ accounts unless paid from fee income and have been reported in the financial statements as administrative expenses. Brokerage fees, transfer taxes and other expenses incurred in connection with the investment of the Plan’s assets are added to the cost of investments purchased or deducted from the proceeds of investments sold.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

2.      Summary of accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan prepares its financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”), which requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market, and credit risks. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Net appreciation (depreciation) in fair value of investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Benefit payments

Benefits are recorded when paid.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

2.      Summary of accounting policies (continued)

New accounting pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S GAAP and IFRSs, (“ASU 2011-04”). ASU 2011-04 amended Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (“IFRS”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional disclosures as defined in ASC 820. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Notes receivable from participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. An allowance for defaulted loans of $74,300 and $106,685 has been recorded for December 31, 2012 and 2011, respectively, with the change recorded under distributions.

Investment valuation and income recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts, which are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

The Wells Fargo Stable Return Fund and the Charles Schwab Stable Value Fund invests in fully benefit-responsive investment contracts. These funds are recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

2.      Summary of accounting policies (continued)

Reclassifications

Certain reclassifications have been made to the 2011 financial statements and footnotes to conform to 2012 presentation.

3. Fair value measurements

ASC 820 establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                 Inputs to the valuation methodology include
•	quoted prices for similar assets and liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability; or
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the valuation hierarchy.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

3. Fair value measurements (continued)

Mutual funds: Valued at the Net Asset Value (“NAV”) of shares held at the closing price reported in an active market on which the funds are traded and are classified within Level 1 of the valuation hierarchy.

Stable value common collective trust: Valued at the respective NAV as reported by such trust, which are reported at fair value. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. The investment seeks to maintain principle value, protect against market price volatility, obtain consistent income return, and provide liquidity for benefit payments and withdrawals. The stable value invests primarily in investment contracts issued by insurance companies, banks and other financial institutions. The Plan does not have any contractual obligations to further invest in this fund. See Note 5 “Restrictions” below. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

3. Fair value measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2012 and 2011:

	Assets at fair value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds
Target dated	$ 252,297,839	$ -	$ -	$ 252,297,839
Intermediate term bond	12,455,978	-	-	12,455,978
Large blend	11,137,430	-	-	11,137,430
Large value	9,024,898	-	-	9,024,898
Foreign large blend	6,816,755	-	-	6,816,755
Large growth	5,300,890	-	-	5,300,890
Small value	4,369,534	-	-	4,369,534
Mid-cap growth	2,205,534			2,205,534
Total mutual funds	303,608,858	-	-	303,608,858
Common stocks
Finance	21,686,351	-	-	21,686,351
Common collective trust
Stable value	-	10,618,284	-	10,618,284
Self-managed brokerage
Common stocks	2,681,877	-	-	2,681,877
Common stocks foreign	469,999	-	-	469,999
Mutual funds	2,365,724	-	-	2,365,724
Interest bearing cash	1,241,965	-	-	1,241,965
Total	$ 332,054,774	$ 10,618,284	$ -	$ 342,673,058

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

3. Fair value measurements (continued)
	Assets at fair value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds
Large value	$ 48,766,417	$ -	$ -	$ 48,766,417
Intermediate term bond	45,063,280	-	-	45,063,280
Large growth	39,529,207	-	-	39,529,207
Foreign large blend	39,374,514	-	-	39,374,514
Large blend	17,843,665	-	-	17,843,665
Small value	16,699,326	-	-	16,699,326
Small growth	9,412,146	-	-	9,412,146
Other	271	-	-	271
Total mutual funds	216,688,826	-	-	216,688,826
Common stocks
Finance	14,689,414	-	-	14,689,414
Common collective trust
Stable value	-	46,234,110	-	46,234,110
Self-managed brokerage
Common stocks	2,374,429	-	-	2,374,429
Common stocks foreign	299,220	-	-	299,220
Mutual funds	2,792,938	-	-	2,792,938
Other	-	15,241	-	15,241
Total	$ 236,844,827	$ 46,249,351	$ -	$ 283,094,178	*

* Excludes cash and certificates of deposit of $8,000 held under the self-directed brokerage accounts which are not subject to ASC 820

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

4.	Investments

Wells Fargo Bank, N.A., as trustee of the Plan, holds the Plan’s investments. Prior to May 1, 2012, Charles Schwab Trust Company was the trustee.

The following table presents balances for 2012 and 2011 for the Plan’s current investments. Investments that represent five percent or more of the Plan’s net assets and Employer Securities are separately identified.

	2012		2011
Investments at fair value as determine by:
Quoted Market price
Common stock
Alliance Data Systems Corporation	$ 21,686,351		$ 14,689,414
Other	3,151,876		2,662,379
Shares of registered investment companies
Vanguard Target Retirement 2035 Fund	52,242,367		-	*
Vanguard Target Retirement 2030 Fund	51,588,649		-	*
Vanguard Target Retirement 2025 Fund	41,906,592		-	*
Vanguard Target Retirement 2040 Fund	34,063,813		-	*
Vanguard Target Retirement 2020 Fund	25,773,219		-	*
Pimco Total Return Fund	12,455,978	*	45,063,280
Vanguard Institutional Index Fund	11,137,430	*	17,843,665
Dodge & Cox Stock Fund	9,024,898	*	48,766,417
American Funds EuroPacific Growth Fund	6,816,755	*	39,374,514
John Hancock III Rainer Growth	5,300,890	*	39,529,207
Columbia Small Cap Value Fund	4,369,534	*	16,699,326
Other	52,536,422		12,216,625
	332,054,774		236,844,827
Estimated fair value
Units in common collective trust
Charles Schwab Stable Value Fund	-	*	46,234,110
Wells Fargo Stable Return Fund	10,618,284		-
Other investments	-		23,241
	10,618,284		46,257,351
	$ 342,673,058		$ 283,102,178

* Shown for comparative purposes only.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

4.	Investments (continued)

During 2012 and 2011, the Plan’s investments (including investments bought, sold, and held during each year) appreciated (depreciated) as follows:

	2012	2011
Shares of registered investment companies	$ 30,111,709	$ (11,303,553)
Common stock	6,416,904	4,174,566
Common collective trust	404,048	1,761,353
Net appreciation (depreciation)	$ 36,932,661	$ (5,367,634)

5. Restrictions

The declaration of trust for the Charles Schwab Stable Value Fund (the “Fund”) contained certain restrictions and was liquidated on April 30, 2012 without any restrictions imposed.

The declaration of trust for the Wells Fargo Stable Return Fund contains a restriction that the trustee of the fund may impose, in its sole discretion a prior notice period of up to 12 months for any Employer initiated withdrawal of assets from the fund. At December 31, 2012, no prior period notice has been imposed.

6.      Tax status

The Plan obtained its latest determination letter on January 6, 2010, in which the Internal Revenue Service (“IRS”) stated that the Plan was designed in accordance with the applicable requirements of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since the version that the determination letter applies to, the Plan administration believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

GAAP requires management responsible for the Plan to evaluate uncertain tax positions. The financial statement effect of a tax position is recognized when the position is more likely than not, based on the financial merits, to be sustained upon examination by the IRS. The Plan’s administrator has analyzed the tax positions, and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s administrator believes it is no longer subject to income tax examination for years prior to 2009.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

7.      Plan administration

A committee comprised of members appointed by the board of directors of the Employer administers the Plan.

8.      Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. The Employer has the right at any time, by action of its board of directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

9.	Party-in-interest

As of December 31, 2012 and 2011, the Plan’s investment portfolio includes an investment in the common stock of Alliance Data Systems Corporation, a party-in-interest to the Plan.

Wells Fargo Bank, N.A., trustee of the Plan, and Charles Schwab Trust Company, former trustee of the Plan, their subsidiaries and affiliates maintain and manage certain of the investments of the Plan, for which the Plan is charged investment expenses.

10.	Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$ 359,861,211	$ 297,603,117
Amounts allocated to withdrawing participants	(74,811)	(148,275)
Adjustments from fair value to contract value	299,310	319,040
Net assets available for benefits per Form 5500	$ 360,085,710	$ 297,773,882

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

10.	Reconciliation of financial statements to Form 5500 (continued)

The following is a reconciliation of benefit payments per the financial statements to Form 5500:

2012
Benefit payments per the financial statements	$ 38,976,911
Amount allocated to withdrawing participants
At December 31, 2012	74,811
At December 31, 2011	(148,275)
Reserves for defaulted loans
At December 31, 2012	(74,300)
At December 31, 2011	106,685
Corrective distributions	(23,587)
Benefit payments per Form 5500	$ 38,912,245

The following is a reconciliation of the net increase in net assets available for benefits per the financial statement to Form 5500:
2012
Net increase in net assets per the financial statements	$ 62,258,094
Change in amounts allocated to withdrawing participants	73,464
Change in adjustment from fair value to contract value	(19,730)
Net income per Form 5500	$ 62,311,828

11.	Subsequent events

Effective January 1, 2013, the Plan was amended and restated, to among other things, lower the eligibility age from 21 to 18.

Alliance Data Systems 401(k) and Retirement Savings Plan
EIN #13-3163498  Plan #001
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b)	(c)	(d)	(e)
			(1)
		Description of investment including maturity date, rate of
	Identity of issuer, borrower, lessor, or similar party	interest, collateral, par or maturity value	Cost	Current Value

*	Alliance Data Systems Corporation	Common stock – 149,809 shares		$ 21,686,351
*	Wells Fargo Stable Return Fund	Common collective trust – 922,896 units		10,618,284
	Vanguard Target Retirement 2035 Fund	Mutual fund – 3,707,762 shares		52,242,367
	Vanguard Target Retirement 2030 Fund	Mutual fund – 2,206,529 shares		51,588,649
	Vanguard Target Retirement 2025 Fund	Mutual fund – 3,083,634 shares		41,906,592
	Vanguard Target Retirement 2040 Fund	Mutual fund – 1,469,535 shares		34,063,813
	Vanguard Target Retirement 2020 Fund	Mutual fund – 1,081,545 shares		25,773,219
	Vanguard Target Retirement 2045 Fund	Mutual fund – 1,183,759 shares		17,223,696
	Pimco Total Return Fund	Mutual fund – 1,108,183 shares		12,455,978
	Vanguard Institutional Index Fund	Mutual fund – 85,331 shares		11,137,430
	Vanguard Target Retirement 2015 Fund	Mutual fund – 788,511 shares		10,550,278
	Dodge & Cox Stock Fund	Mutual fund – 74,035 shares		9,024,898
	Vanguard Target Retirement 2010 Fund	Mutual fund – 334,936 shares		8,082,003
	American Funds EuroPacific Growth Fund	Mutual fund – 165,375 shares		6,816,755
	Vanguard Target Retirement 2050 Fund	Mutual fund – 289,265 shares		6,679,119
	John Hancock III Rainer Growth Fund	Mutual fund – 230,173 shares		5,300,890
	Columbia Small Cap Value Fund	Mutual fund – 294,443 shares		4,369,534
	Vanguard Target Retirement Fund	Mutual fund – 254,237 shares		3,099,153
	Touchstone Emerging Growth Fund	Mutual fund – 189,479 shares		2,205,534
	Vanguard Target Retirement 2055 Fund	Mutual fund – 38,376 shares		951,719
	Vanguard Target Retirement 2060 Fund	Mutual fund – 6,292 shares		137,231
	Self Directed Brokerage Accounts			6,759,565
*	Participant Loans	4.10% - 9.50%	-	6,265,829

*  Represents a party-in-interest
(1)	Cost information omitted – investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

The notes to the financial statements are an integral part of this schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

ALLIANCE DATA SYSTEMS 401(k) AND RETIREMENT SAVINGS PLAN

Date: June 27, 2013	By:	/s/ Calvin Hilton
Calvin Hilton
Vice President, Human Resources

INDEX TO EXHIBITS

Exhibit No.	Description

* 23.01	Consent of Independent Registered Public Accounting Firm

    *  filed herewith